Lexington Global Asset Managers, Inc. and Subsidiaries

                                ABOUT THE COMPANY

LEXINGTON GLOBAL ASSET MANAGERS, INC. is a financial services holding company established in September of 1995 and incorporated in the State of Delaware. Lexington is publicly owned and its common stock trades under the symbol LGAM on the NASDAQ National Market System. Lexington offers, through its subsidiaries, a variety of asset management and related services to retail investors, institutions, and high net worth individuals. The Company's principal subsidiaries include Lexington Management Corporation and Lexington Funds Distributor, Inc. which market, promote, and distribute the Lexington family of mutual funds. As of December 31, 1996, Lexington and its subsidiaries employed 96 persons.


                              FINANCIAL HIGHLIGHTS

                  (Dollars in Thousands except per share data)


                                             1996           1995
                                             ----           ----
Operating Results

         Total revenues                   $20,811          $21,286
         Total expenses                    17,684           18,965
         Provision for taxes                1,270              700
         Net income                         2,475            1,579
         Net income per share               $0.45            $0.29

Financial Position

         Total assets                      $16,078         $14,774
         Stockholders' equity              $ 9,822           7,347


                                TABLE OF CONTENTS


Letter to Stockholders                       3
Business Description                         5
Financial Report                             8
Corporate Directory                         25
Corporate and Stockholder Information       27



             Lexington Global Asset Managers, Inc. and Subsidiaries
                               TO OUR STOCKHOLDERS
Calendar year 1996 was the first full year of operation for the newly formed Lexington Global Asset Managers, Inc. ("LGAM") functioning as a stand alone financial services company. It was a profitable year and a year of great progress. We achieved our key business priorities for the year and believe we have laid the groundwork for our continued future success.


Business Strategy

Our first priority in 1996 was to divest ourselves of businesses that did not fit with our business strategy. We were successful in selling four of our West Coast subsidiaries for a net gain of $0.5 million. At the same time, we kept one of the West Coast operations, Lexington Capital Management, Inc. ("LCM") (a private client, registered investment advisor subsidiary), and merged it into Lexington Management Corporation ("LMC"), our core investment management subsidiary. As a result, the Company is now able to realize the $2.2 million in tax benefits associated with the net operating losses previously generated by LCM.

Financial

For the year, we generated net income of $2.5 million ($.45 per share) and shareholders' equity increased to $9.8 million. This was an increase of 56% and 34%, respectively, compared with 1995. Even with these gains, 1996 did not provide a "clear" financial view of your new Company's earnings capability, as reorganization expenses carried over from 1995 and costs associated with the sale of the West Coast subsidiaries and several other one time charges impacted 1996 earnings.

New Products and Distribution

After more than three years of planning and research, LMC launched in 1996 the first no-load open-end Russia mutual fund investing exclusively in Russia with our strategic alliance partner, Troika Dialog Asset Management (Moscow).

The Russian market represents an exciting opportunity. To date, your Company is the only firm with an open-end Russian mutual fund available to U.S. investors. It demonstrates our willingness to combine our expertise with the expertise of co-venture partners to develop unique investment opportunities for a wide range of clients. In the last two years, LMC has launched four new mutual funds that have been well received by the financial advisor and investor community.

We also have built new distribution through insurance company relationships, in addition to the support we have received from the people whom we have been working with previously. These channels have contributed over $350 million to our assets under management as of December 31, 1996. The large retail wire houses such as Smith Barney, Merrill Lynch, Prudential and Paine Webber have launched "no load" mutual fund programs to compete with Schwab and Fidelity's "no fee" programs.

LMC's funds are represented in all of these new programs. In addition, separately managed private client accounts are now being offered in wrap programs on an all inclusive fee basis, (i.e. management fee plus commission expense) as well as the traditional mutual fund wrap programs.

The investment performance for our funds in 1996 was excellent. The Lexington Growth and Income Fund ranked in the top 5% of the Lipper Growth and Income category in 1996. Lexington Corporate Leaders Trust Fund gained its fifth "star" from the Morningstar Inc. rating agency in February 1997. This domestic equity fund has an outstanding long term performance record. The Lexington GNMA Fund was ranked number two in the country in 1996. Our International Fund, Global Fund, Small Cap Asia Growth Fund, and Ramirez Global Income Fund, all rank well up in the top half of their respective Lipper categories.

Our objective is to establish ourselves as a leading U.S. firm with domestic and international investment capabilities. To that end, we have continued to strengthen our research capabilities by adding investment professionals in 1996. Although, the foreign markets lagged the U.S. market in 1995 and 1996, we believe that the acceptance of a global investing perspective, by both individuals and institutions, will accelerate the growth of our non-U.S. equity funds such as our International Fund, Worldwide Emerging Markets Fund, Small Cap Asia Growth Fund, and Lexington Ramirez Global Income Fund. Rapidly growing emerging economies around the world offer important investing opportunities for our clients. As these markets grow, our assets under management will grow.

In closing, we recognize that the financial services industry is crowded and competitive. Yet we believe that our investment capabilities, growing distribution channels, strategic alliance partners and a well founded business strategy will accomplish our growth objectives.

The Lexington Board of Directors has great confidence in our core asset management business and the strength of our future operating plan. Accordingly, the Board approved a 750,000 share repurchase program at the March 1997 Board of Directors meeting. Our goal is to build value for you, our shareholders.

We would like to thank our employees for making 1996 a successful year. And we thank you for your support.


Sincerely,
/s/ Stuart Smith Richardson             /s/ Robert M. DeMichele
---------------------------             -----------------------
Stuart Smith Richardson                 Robert M. DeMichele
Chairman                                President and Chief Executive Officer



             Lexington Global Asset Managers, Inc. and Subsidiaries

                              BUSINESS DESCRIPTION

Lexington Global Asset Managers, Inc. (the "Company" or "Lexington") was incorporated in Delaware in September 1995 as a holding company that offers, through its subsidiaries, a variety of asset management and related services to retail investors, institutions and private clients.

Prior to the spin-off of the Company on December 13, 1995 (the "Spin-off"), the Company was a wholly-owned subsidiary of Piedmont Management Company Inc. ("Piedmont"). Pursuant to the spin-off, Piedmont contributed to the Company all of its subsidiaries engaged in the asset management business.

The   Company   manages   portfolios   of  equity,   balanced,   fixed   income,
mortgage-backed and money market investments, which portfolios are designed to meet a broad range of investment objectives.


INVESTMENT PROCESS

The investment process at Lexington begins and ends with the client. The Company's investment philosophy is to preserve capital and achieve a superior risk-adjusted rate of return on client assets. This philosophy drives the investment process that includes a focus on top-grade research, worldwide information sources and excellent technological support. These elements are utilized by the Investment Policy Committee which consists of a group of seasoned investment professionals who meet on a monthly basis to review all of the critical factors involved in managing clients' assets.

Lexington firmly believes that a global perspective adds value in creating portfolios. Worldwide diversification can provide superior risk-adjusted returns when compared with portfolios with more narrow geographical orientations. Careful analysis of worldwide liquidity, economic cycles and country fundamentals considered in a broader geopolitical context can provide more consistent and superior returns.

PRIMARY MARKETS

The Company's business strategy is targeted at three large market segments:

Mutual Funds

The mutual fund industry has expanded rapidly in the last five years. According to the Investment Company Institute, the trade association for investment companies, total assets of U.S. mutual funds have increased from $982 billion at December 31, 1989 to $3.5 trillion at December 31, 1996, an average growth rate of approximately 20% per year.

The mutual fund industry is highly competitive and is currently characterized by a high degree of fragmentation and a large and rapidly increasing number of product offerings. The Company believes that the mutual fund industry has become similar to the consumer products business, where marketing strategies, product development, business development, sales expertise and servicing are increasingly important.

The Company's current strategies in the mutual fund market are to: (i) identify emerging trends in order to develop new investment products; (ii) strengthen the "brand name" awareness of the Lexington Funds both at the financial advisor level and the retail investor level; (iii) broaden its efforts to offer sub-advisory and administration services to other mutual funds; (iv) expand into other distribution channels; and, (v) evaluate and pursue acquisition opportunities.

Institutional Market

The  market  for  institutional  clients  includes  corporate,   government  and
multi-employee (Taft Hartley) pension plans, charitable endowments and foundations, insurance company general accounts, and defined contribution and 401(k) plans. According to the 1996 Money Market Directory of Pension Funds (including 401(k)) the institutional market represented over $3.5 trillion in total assets under management, including defined benefit plan assets, endowments and foundations.

The institutional market is extremely competitive with long lead times between initial contact and acquisition of an account. Institutional investors increasingly rely upon a competitive review process when selecting investment advisory firms. The process often includes the assistance of independent investment consultants, who analyze, rank and recommend advisors as well as conduct searches for advisors on behalf of clients. Consultants typically classify firms according to their investment style and place heavy emphasis upon a demonstrated record of investment performance within a particular style. These consultants often control access to prospective clients.

The Company's strategy in the institutional market is to target specialized segments such as: (i) Taft Hartley and charitable foundations and endowments;
(ii) public retirement accounts;  (iii) insurance company general accounts; and,
(iv) broker wrap accounts. In addition, the Company has formed joint management arrangements with other investment advisory companies which offer specialized products or services. By targeting specialized segments, management believes that it can market directly to these segments and leverage upon the integrated financial products and services that it offers.

Private Client Accounts

With the changing demographics of the United States, the aging of the "baby boomer" generation and the accumulation of assets in retirement accounts, the private client sector is a growing segment of the investment advisory industry. The Company believes that the principal needs for private clients are investment advice and asset management services because these clients, as they near retirement, have a large amount of accumulated assets and require sophisticated estate planning advice. According to a September 1996 Bernstein Research report, there are approximately 2 million households in the United States that have discretionary assets exceeding $1 million. This represents approximately 2.0% of all U.S. households and total assets for this market segment exceed $4.4 trillion.

The Company's strategies in the private client sector are to: (i) integrate the products and services offered to these clients by the Company's various subsidiaries; (ii) design an integrated set of financial products and services to meet the financial service needs of these individuals; and, (iii) excel in customer service through utilization of the most current and sophisticated investment planning, management and reporting techniques.

SUBSIDIARIES OF THE COMPANY

The subsidiaries of the Company can be divided into its core business (Lexington Management Corporation and Lexington Funds Distributor, Inc.), which business generates most of the Company's revenues and profits, and its other subsidiaries, which generate the remainder of the Company's revenues and profits.

LEXINGTON MANAGEMENT CORPORATION ("LMC")
LEXINGTON FUNDS DISTRIBUTOR, INC. ("LFD")

LMC and LFD, both located in Saddle Brook, New Jersey, are responsible for managing, servicing, marketing and distributing the Lexington family of 18 mutual funds to financial intermediaries and the retail market. The Lexington Funds are designed to provide a variety of investment options for retail investors, financial planners and intermediaries, and for the defined benefit and defined contribution marketplace, including the 401(k) market. The Lexington Funds include money market, equity and fixed income funds. The geographical orientation of the Lexington Funds range from domestic to international to global. Certain funds specialize in specific industries or sectors, such as precious metals and natural resources, but most are broadly diversified.

LMC serves the institutional investment needs of a diverse client base which includes: corporate, public and Taft-Hartley employee benefit funds; endowments; charitable foundations; and individuals.

The Company's private client business is also conducted primarily through LMC. LMC targets accounts in this market with up to $5 million to invest. These accounts typically include wealthy individuals and smaller institutional accounts, including foundations, not-for-profit corporations, pension plans and employee benefit plans.

OTHER SUBSIDIARIES

During the year, the Company had 7 subsidiaries in addition to LMC and LFD, which were principally located in Gold River, California and New York, New York. On September 30, 1996, the Company sold four of the California subsidiaries:
Lexington Capital Management Associates, Inc. ("LCMA"), LCM Financial Services, Inc. ("LFSI"), Lexington Plan Administrators, Inc. ("LPA"), and LCMI Insurance Services ("LCMII"), to a company formed by the CEO of the subsidiaries and the U.S. unit of London Pacific Group Limited, Berkeley (USA) Holdings Limited. On December 31, 1996, Lexington Capital Management ("LCM") was merged into LMC. At December 31, 1996, the Company had 2 subsidiaries in addition to LMC and LFD:
Market Systems Research Advisors, Inc. ("MSR") and Piedmont Asset Advisors L.L.C. ("PAA").

MSR, MSRI-New York, New York.
MSR provides professional portfolio management services to investors through the use of proprietary quantitative price momentum stock selectivity models. MSR offers investment advisory services to accounts within the Lexington organization and to other clients. MSR publishes a monthly research report through a subsidiary company, Market Systems Research, Inc. ("MSRI"), which is marketed to other investment advisory companies.

PAA-New York, New York.
The Company owns 51% of PAA, an entity formed in 1994 which, until the third quarter of 1996, served as a general partner of a limited investment partnership engaged in the asset management business.


             Lexington Global Asset Managers, Inc. and Subsidiaries

                                FINANCIAL REPORT

                                TABLE OF CONTENTS


Five Year Summary of Financial Data                               9
Management's Discussion and Analysis                             10
Management's Report on Financial Information                     13
Consolidated Statements of Operations                            14
Consolidated Statements of Financial Condition                   15
Consolidated Statements of Changes in Stockholders' Equity
  (Deficit)                                                      16
Consolidated Statements of Cash Flows                            17
Notes to Consolidated Financial Statements                       18
Report of Independent Accountants                                24


             Lexington Global Asset Managers, Inc. and Subsidiaries

                             SELECTED FINANCIAL DATA
                  (Dollars in Thousands except per share data)

                                                                         Year Ended December 31,
Results of
Operations:                                          1996           1995           1994          1993         1992
                                                     ----           ----           ----          ----         ----
         Total Revenues                            $20,811       $21,286         $22,680      $18,070      $16,133
         Total Expenses                             17,684        18,965          17,576       15,963       14,524
         Provision for Taxes                         1,270           700           2,059          977          862
         Net Income                                 $2,475       $ 1,579         $ 2,990      $ 1,145       $  731

Per Share
Data:
         Shares Outstanding                      5,487,887     5,487,887       5,487,887    5,487,887    5,487,887
         Earnings Per Share                          $0.45         $0.29           $0.55        $0.21        $0.13

Financial
Position:
          Total Assets                             $16,078       $14,774         $13,646      $10,867      $10,750
          Total Liabilities                          5,911         6,994          16,201       15,012       14,526
          Total Stockholders' Equity (Deficit)       9,822         7,347          (2,908)      (4,346)      (3,990)


                         ASSET COMPOSITION BY MARKET(1)
                             (Dollars in Thousands)
                                   (Unaudited)
Assets Under                                                                     December 31,
Management:                                         1996           1995              1994               1993           1992
                                                    ----           ----              ----               ----           ----
         Mutual Funds                           $1,795,927       $1,517,260        $1,501,668        $1,309,267       $ 754,720
         Institutional                           1,047,244        1,134,080         1,472,122         1,549,777       1,460,009
         Private Clients                           360,226          428,434           421,204           460,756         456,841
                                                   -------          -------           -------           -------         -------
         Total                                  $3,203,397       $3,079,774        $3,394,994        $3,319,800      $2,671,570
                                                ==========       ==========        ==========        ==========      ==========



                                                  ASSET COMPOSITION BY TYPE OF INVESTMENT
                                                            (Dollars in Thousands)
                                                                 (Unaudited)
                                                                 December 31,

                                    1996           1995           1994         1993           1992
                                    ----           ----           ----         ----           ----
         Domestic Equity          $1,329,087    $1,172,710     $1,096,988   $1,274,390     $1,178,722
         Foreign Equity              807,962       699,842        696,882      578,008        165,243
                                     -------       -------        -------      -------        -------
         Subtotal(2)               2,137,049     1,872,552      1,793,870    1,852,398      1,343,965
                                   =========     =========      =========    =========      =========
         Precious Metals(3)          201,295       273,411        347,023      277,573         88,805
         Fixed Income                668,841       712,830        976,104      977,396        965,422
         Money Market Funds          196,212       220,981        277,997      212,433        273,378
                                     -------       -------        -------      -------        -------
         Total                    $3,203,397    $3,079,774     $3,394,994   $3,319,800     $2,671,570
                                  ==========    ==========     ==========   ==========     ==========

      (1) Included in the institutional assets under management are invested assets of descendants of Lunsford Richardson, Sr., their spouses, trusts, a
corporation  in  which  they  have   interests  and   charitable   organizations
established by such descendants (the "Richardson Family"), principal stockholders of the Company, and certain other related persons, which assets at December 31, 1996 were valued at approximately $696 million. The fees charged for the management of such assets are based upon standard fee schedules and are comparable with the fees charged to unaffiliated accounts.
      (2) Excludes precious metal equities.
      (3) Precious Metals includes precious metals and precious metal equities.

              Lexington Global Asset Managers, Inc. and Subsidiaries
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OF FINANCIAL STATEMENTS


The consolidated net income in 1996 was $2.5 million, $0.45 per share, compared to net income of $1.6 million, $0.29 per share in 1995. Included in the 1996 results is a one-time pre-tax gain of $0.5 million ($0.09 per share) from the sale of four of the Company's West Coast subsidiaries. On September 30, 1996, the Company sold four of the California subsidiaries: LCMA, LFSI, LPA, and LCMII, to a company formed by the CEO of the subsidiaries and the U.S. unit of London Pacific Group Limited, Berkeley (USA) Holdings Limited. On December 31, 1996, LCM was merged into LMC. Included in the 1995 results were reorganization costs of $2.2 million associated with the Company's Spin-off from Piedmont Management Company. On a per share basis, these costs amounted to $0.40 for the year.

 A further discussion and analysis of results of operations follows.

1996 Compared with 1995

Total revenues of $20.8 million are 2.4% less than the $21.3 million recorded in 1995.

The revenue decrease primarily reflected the sale of four of the Company's West Coast subsidiaries on September 30, 1996. These subsidiaries would have contributed approximately $1.5 million in additional revenue for the fourth quarter. Partially offsetting the effect of the sale is a 9.5% increase in mutual fund management fees. This reflects the strong mutual fund asset growth at the Company's Core Business (LMC/LFD). This business delivered $14.4 million in revenues in 1996 versus $14.2 million in 1995, reflecting the $300 million, 18.4% increase in mutual fund assets under management. Asset growth was strongest in domestic equity (+$0.2 billion) and international equity (+$0.1 billion), partially offset by precious metals which were down $0.1 billion. The largest increase in mutual fund assets under management was in Lexington Corporate Leaders Trust which increased by 56% or $137 million in assets under management. In general, stronger investor demand and performance in a number of the Lexington funds drove the increase in assets under management. Mutual fund management fees increased from $9.8 million in 1995 to $10.7 million in 1996. In particular, management fees associated with the Lexington Corporate Leaders Trust Fund, SBL Fund Series D, and Lexington Growth & Income Fund, Inc. grew significantly due to the asset increases noted above.

Other management fees experienced a $1.7 million decline from $9.1 million in 1995 to $7.4 million. This income primarily reflects private client management fees at the West Coast operations, which, as mentioned above, were sold at the end of the third quarter and contributed $1.2 million in other management fees in the fourth quarter of 1995. This revenue line also includes LMC's institutional asset management fees which declined by $0.8 million from 1995 due to client terminations.

Commissions income of $1.7 million were even with 1995.
Other income of $0.7 million is $0.2 million above 1995, and is attributable to higher investment income.

Expenses of $17.7 million decreased $1.3 million from $19.0 million in 1995. The Company's Core Business incurred total expenses of $10.9 million which are $1.1 million below the $12.0 million for 1995, when the Company incurred one-time reorganization expenses of $2.2 million due to the Spin-off. The Company's other subsidiaries incurred expenses of $6.8 million for 1996 versus $7.0 million for 1995.

Total salaries and other compensation increased $0.7 million to $11.2 million from $10.5 million as a result of: 1) the addition of investment and other personnel; 2) higher commissions associated with increased revenues in the Company's West Coast operations; and, 3) the fact that the prior year expenses benefited from an employee benefit refund associated with a good experience rating. Selling and promotional expenses of $1.2 million are down $0.7 million. This is primarily due to the Company re-targeting its marketing efforts and making greater use of public relations. Administrative and general expenses of $5.2 million are $1.4 million lower than $6.6 million in 1995. The decrease reflects $2.2 million in various professional fees incurred in 1995 associated with the Spin-off and internal reorganization of the Company. Partially offsetting the $2.2 million decline are the additional costs associated with the Company's public reporting responsibilities.

The Company recorded a $0.5 million gain on the sale of LFSI, LPA, LCMA, and LCMII which occurred on September 30, 1996.

Pre-tax income grew to $3.7 million in 1996 from $2.3 million in 1995, an increase of 60.9% or $1.4 million. Provision for state and federal taxes increased 88.7% from $0.7 million in 1995 to $1.3 million in 1996, due to higher profits.

Overall, net income increased 56.3% from $1.6 million in 1995 to $2.5 million in 1996. Earnings per share were $0.45 in 1996 compared to $0.29 in 1995.

1995 Compared with 1994

Total revenues of $21.3 million for 1995 are 6.2% less than the $22.7 million recorded in 1994.

The Company's Core business (consisting of LMC and LFD) delivered total revenues of $14.2 million in 1995, which is $0.6 million below the $14.8 million recorded in 1994. The Company's other subsidiaries generated total revenues of $7.1 million in 1995, which is $0.8 million less than the $7.9 million figure for 1994.

Net mutual fund management fees of $9.8 million are $0.3 million lower than 1994's $10.1 million reflecting lower average net assets in several international and fixed income funds, which reflects higher returns and higher investor interest in U.S. equity markets, which had a strong year. Mutual fund commissions fell $0.4 million from $0.6 million in 1994 to $0.2 million in 1995 as a result of a lower level of load fund sales. Lexington's two load funds are both precious metals products; precious metal products did not attract as much investor interest in 1995 as they did in 1994.

Other management fees of $9.1 million are $0.6 million below 1994's $9.7 million. This income is primarily derived from the Company's other subsidiaries, led by the California operations, which handles most of the Company's private clients. The decline in revenues is due to a decline in billable assets under management for the year which is primarily a function of account terminations.

Commissions income of $1.7 million is $0.3 million below the comparable 1994 figure of $2.0 million. This revenue is generated primarily by the Company's California brokerage and insurance operations and decreased with lower levels of new business.
Other income of $0.5 million is $0.2 million above the $0.3 million recorded in 1994. The increase is attributable to higher investment income and mutual fund administration fees at the Company's Core Business.

Total expenses of $19.0 million are $1.4 million or 8.0% higher than the $17.6 million in total expenses in 1994. The Company's Core Business incurred total expenses of $12.0 million which are $2.0 million or 20.0% above the $10.0
million  in  expense  for  1994   primarily   as  a  result  of  the   Company's
reorganization and Spin-off. The Company's other subsidiaries incurred $7.0 million in expenses for 1995, $0.6 million less than the year earlier expenses of $7.6 million.

Total salaries and other compensation expenses are down $0.5 million from $11.0 million in 1994 to $10.5 million in 1995, reflecting lower employee benefits expenses and lower bonus accruals which are a result of lower revenues and profits. Total selling and promotional expenses of $1.9 million are $0.1 million below the year earlier expense of $2.0 million. Lower advertising expenditures account for most of the variance and reflect the lower sales of precious metals, foreign equities, and fixed income securities compared with U.S. equities. Administrative and general expenses of $6.6 million are $2.0 million higher than the comparable 1994 figure of $4.6 million. The increase reflects $2.2 million in various professional fees associated with the Spin-off and internal reorganization of the Company.

Effects of Inflation

The Company does not believe that inflation has had a significant impact on the operations of the Company to date. The Company's assets consist primarily of cash and investments which are monetary in nature. However, to the extent inflation results in rising interest rates with the attendant adverse effects on the securities markets and on the value of investments held in the Company's accounts, inflation may adversely affect the Company's financial position and results of operations. Inflation also may result in increased operating expenses (primarily personnel-related costs) that may not be readily recoverable in the fees charged by the Company.

Liquidity and Financial Condition

The  Company's   business  typically  does  not  require   substantial   capital
expenditures. The most significant investments are in technology, including computer equipment and telephones.

Historically, the Company has been cash self-sufficient. Cash flows from operations have ranged between $1.7 million and $4.5 million over the past three years primarily as a result of the Company's net income.

Net cash from investing activities have ranged between inflows of $0.4 million and outflows of $0.8 million over the past three years. The primary source of cash in 1996 was the September 30 sale of four of the California subsidiaries. The primary use of cash over the recent past has been for purchases of computer equipment. It is expected that future investing activities will consist of more routine furniture and equipment purchases, purchases of marketable securities and, potentially, further acquisitions. With the exception of acquisitions, the routine investment activities are expected to result in smaller cash outflows from investing activities in the near future.

Cash flows from financing activities consistently have been negative over the past three years. The most significant outflow was the payment of a regular quarterly dividend to Piedmont, the Company's former parent which ended in 1995. On March 7, 1997, the Company announced a 750,000 share repurchase program under which the Company may repurchase its stock from time to time in the open market or through privately negotiated transactions at market prices. The stock repurchase plan approved on March 6, 1997 has a term of three years. The Company may in the future issue debt securities or preferred stock or enter into loan or other agreements that restrict the payment of dividends on and repurchase of the Company's capital stock.

Historically, the Company has maintained a substantial amount of liquidity for purposes of meeting regulatory requirements and potential business demands. At December 31, 1996 the Company had $7.5 million of cash and cash equivalents. Management believes the Company's cash resources, plus cash provided by operations, are sufficient to meet the Company's foreseeable capital and liquidity requirements. As a result of the holding company structure, the Company's cash flows will depend primarily on dividends or other permissible payments from its subsidiaries. The Company has no standby lines-of-credit or other similar arrangements.

LFD, as a registered broker-dealer, has federal and state net capital requirements at December 31, 1996 of $5,000. The aggregate net capital of LFD was $0.3 million at December 31, 1996. LMC, MSR and MSRI, as registered investment advisors, must meet net capital requirements imposed at the Federal and state levels.

Stockholders' equity on December 31, 1996 increased to $9.8 million from $7.3 million a year earlier primarily as a result of the Company's net income.

Management believes that the Company's liquid assets and its net cash provided by operations will enable it to meet any foreseeable cash requirements. The Company's overall financial condition remains strong.

             Lexington Global Asset Managers, Inc. and Subsidiaries
                               MANAGEMENT'S REPORT
                            ON FINANCIAL INFORMATION

The Management of the Company is responsible for the financial information appearing in this Annual Report. The consolidated financial statements were prepared by Management in conformity with generally accepted accounting principles and, where amounts must be based on estimates and judgments, they represent the best estimates and judgments of Management. The remaining financial information presented was prepared on the same basis and is consistent with the financial statements.

The Company maintains a system of internal financial controls designed to provide reasonable assurance as to the reliability of financial records and protection of assets. Qualified personnel in the Company maintain and monitor these financial controls on an ongoing basis.

The Company engages independent certified public accountants to audit its financial statements and express an opinion thereon. The independent accountants have full access to each member of management in conducting their audits. The audits are conducted in accordance with generally accepted auditing standards and include a review of the internal financial control structure, tests of transactions and other auditing procedures considered necessary to express an opinion on the financial statements.

The Audit Committee of The Board of Directors, consisting solely of Directors who are not officers or employees of the Company, meet regularly with Management and the independent accountants to review the work of each, discuss the results of the independent accountants' audits and the quality of financial reporting by the Company. The independent accountants meet alone with and have unrestricted access to the Audit Committee to discuss any matters which they believe should be brought before the Committee.



/s/Richard M. Hisey
-------------------
Richard M. Hisey
Executive Vice President
Chief Financial Officer


             Lexington Global Asset Managers, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            Years ended December 31,


                                                    1996           1995          1994
                                                    ----           ----          ----
Revenues:
  Investment advisory
    Mutual fund management fees (including
      approximately $430,252, $452,000 and
      $496,000 from related parties)             $10,723,805    $ 9,789,003   $10,092,248
    Mutual fund commissions                          215,656        175,434       592,507
    Other management fees (including
      approximately $2,102,000, $2,443,000
      and $2,619,000 from related parties)         7,395,337      9,107,863     9,674,799
    Commissions income                             1,734,411      1,692,261     1,989,766
    Other income                                     742,092        521,556       330,273
                                                     -------        -------       -------
         Total revenues                           20,811,301     21,286,117    22,679,593
                                                  ----------     ----------    ----------

Expenses:
   Salaries and other compensation                11,241,242     10,492,925    11,032,675
   Selling and promotional                         1,231,927      1,893,083     1,989,949
   Administrative and general                      5,210,413      6,578,621     4,553,640
                                                   ---------      ---------     ---------
         Total expenses                           17,683,582     18,964,629    17,576,264
                                                  ----------     ----------    ----------
                                                   3,127,719      2,321,488     5,103,329
   Gain on sale of subsidiaries                      529,881          -               -

   Provision for income taxes
     Current                                       1,353,734      1,285,843     2,228,543
     Deferred                                        (83,559)      (586,027)     (169,113)
                                                     -------       --------      --------
         Total provision                           1,270,175        699,816     2,059,430
                                                   ---------        -------     ---------
         Income before minority interest           2,387,425      1,621,672     3,043,899
   Minority interest                                 (87,227)        43,015        53,629
                                                     -------         ------        ------
         Net income                              $ 2,474,652    $ 1,578,657   $ 2,990,270
                                                 ===========    ===========   ===========

Earnings
per share
(Note 7):

Net income per share                                  $0.45           $0.29        $0.55
                                                      =====           =====        =====

Average shares outstanding during the period      5,487,887       5,487,887    5,487,887
                                                  =========       =========    =========


                         The  accompanying  notes  are an  integral  part of the consolidated financial statements.


             Lexington Global Asset Managers, Inc. and Subsidiaries
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,

Assets:
                                                                           1996                  1995
                                                                           ----                  ----
  Cash and cash equivalents:
    Cash                                                              $  1,631,249           $  575,694
    Money market accounts                                                5,898,575            5,039,323
                                                                         ---------            ---------
                                                                         7,529,824            5,615,017
                                                                         ---------            ---------

  Receivables:
    Investment advisory and management fees                              1,161,473            1,577,875
    Due from funds and other                                               868,649            1,206,619
                                                                           -------            ---------
                                                                         2,030,122            2,784,494
                                                                         ---------            ---------

   Marketable securities                                                 1,205,350              932,282
   Prepaid expenses                                                        367,159              349,768
   Prepaid taxes                                                            11,900               42,365
   Furniture, equipment and leasehold improvements
     (net of accumulated depreciation and amortization)                  1,347,324            1,434,802
   Intangible assets (net of accumulated amortization)                     210,875              252,387
   Deferred income taxes                                                 3,131,842            3,048,283
   Other assets                                                            243,120              314,203
                                                                           -------              -------
         Total assets                                                  $16,077,516          $14,773,601
                                                                       ===========          ===========


Liabilities:
   Accounts payable and other accrued expenses                         $ 1,027,123          $ 1,256,982
   Accrued compensation                                                  1,480,337            1,870,820
   Accrued employee benefits                                             1,183,866            1,130,393
   Capitalized lease obligations                                                 -              157,019
   Deferred income                                                       1,197,576            1,592,531
   Federal income taxes payable                                          1,015,351              979,184
   Other liabilities                                                         6,681                7,515
                                                                             -----                -----
         Total liabilities                                               5,910,934            6,994,444
                                                                         ---------            ---------
   Minority interest                                                       344,909              432,136


Stockholders' Equity:
  Common stock, $.01 par value; 15,000,000 authorized shares;
    5,487,887 issued and outstanding                                        54,879               54,879
  Additional paid-in capital                                            21,501,517           21,501,517
  Accumulated deficit                                                  (11,734,723)         (14,209,375)
                                                                       -----------          -----------
         Total stockholders' equity                                      9,821,673            7,347,021
                                                                         ---------            ---------
         Total liabilities and stockholders' equity                    $16,077,516          $14,773,601
                                                                       ===========          ===========

                         The  accompanying  notes  are an  integral  part of the consolidated financial statements.

               Lexington Global Asset Managers, Inc. and Subsidiaries
                       CONSOLIDATED STATEMENTS OF CHANGES
                        IN STOCKHOLDERS' EQUITY (DEFICIT)

                   Years Ended December 31,

                                              Common Stock
                                            -----------------
                                                                                                                       Total
                                        Shares                          Additional              Accumulated        Stockholders'
                                        Issued         Amounts        Paid-In Capital             Deficit        Equity (Deficit)
                                        ------         -------        ---------------             -------        ----------------


Balance at December 31, 1993          5,487,887        $54,879          $11,125,665            $(15,526,302)      $(4,345,758)
Net income                                                                                        2,990,270         2,990,270
Dividends                                                                                        (1,752,000)       (1,752,000)
Capital contribution                                                        200,000                                   200,000
                                      ---------         ------           ----------              ----------        ----------
Balance at December 31, 1994          5,487,887         54,879           11,325,665             (14,288,032)       (2,907,488)
Net income                                                                                        1,578,657         1,578,657
Dividends                                                                                        (1,500,000)       (1,500,000)
Capital contributions                                                        76,000                                    76,000
Conversion of debt to equity                                             10,099,852                                10,099,852
                                      ---------         ------           ----------             -----------        ----------
Balance at December 31, 1995          5,487,887         54,879           21,501,517             (14,209,375)        7,347,021
Net income                                                                                        2,474,652         2,474,652
                                      ---------        -------          -----------               ---------         ---------
Balance at December 31, 1996          5,487,887        $54,879          $21,501,517            ($11,734,723)      $ 9,821,673
                                      =========        =======          ===========            ============       ===========

                              The  accompanying  notes  are an  integral  part of the consolidated financial statements.


             Lexington Global Asset Managers, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years ended December 31,

                                                             1996            1995          1994
                                                             ----            ----          ----
Cash Flows
From
Operating
Activities:

Net income                                                $ 2,474,652    $1,578,657    $ 2,990,270
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                               425,974       429,807        378,719
  Gain on sale of subsidiaries                               (529,881)         -              -
  Loss on sale of marketable securities                          -           67,308          7,711
  Unrealized (appreciation) depreciation
    on marketable securities                                 (104,567)      (30,682)        51,747
  Deferred income taxes                                       (83,559)     (586,027)      (169,113)
  Minority interest                                           (87,227)       43,015         53,629
Change in assets and liabilities
  Receivables                                                 754,372      (779,783)       101,082
  Prepaid expenses                                            (17,391)     (190,697)        40,979
  Prepaid taxes                                                30,465        (4,969)        40,514
  Accounts  payable  and  accrued  expenses                  (566,869)    1,092,218        721,606
  Federal income taxes payable                                 36,167       445,799        533,385
  Deferred  income                                           (394,955)     (224,309)      (143,493)
  Other, net                                                   48,823      (114,493)      (124,618)
  Net assets of subsidiaries sold                            (286,425)         -              -
                                                             --------     ---------      ---------
Net cash provided by operating activities                   1,699,579     1,725,844      4,482,418

Cash Flows
From
Investing
Activities:

Purchases of furniture, equipment and
  leasehold improvements                                     (425,803)     (504,648)      (728,291)
Purchases of intangibles                                       (7,225)         -              -
Purchases of marketable securities                           (168,501)     (349,792)      (113,177)
Sales of marketable securities                                    -         155,767           -
Sales of furniture and equipment                              157,470          -              -
Net proceeds from sale of subsidiaries                        816,306          -              -
                                                              -------       -------        -------
Net cash used in investing activities                         372,247      (698,673)      (841,468)

Cash Flows
From
Financing
Activities:

Proceeds from issuance of debt                                   -             -           125,000
Principal payments under capital lease obligations           (157,019)     (135,764)      (135,034)
Dividends                                                        -       (1,500,000)    (1,752,000)
Capital contribution                                             -           76,000        200,000
                                                              -------        ------        -------
Net cash used in financing activities                        (157,019)   (1,559,764)    (1,562,034)
                                                             --------    ----------     ----------
Net increase (decrease) in cash and cash equivalents        1,914,807      (532,593)     2,078,916
Cash and cash equivalents, beginning of year                5,615,017     6,147,610      4,068,694
                                                            ---------     ---------      ---------
     Cash and cash equivalents, end of year               $ 7,529,824   $ 5,615,017    $ 6,147,610
                                                          ===========   ===========    ===========

Supplemental
Cash Flow
Disclosure:

Income taxes paid                                         $ 1,665,849    $  917,679    $ 1,486,374
Interest paid                                                    -       $  108,530     $  337,398

Supplemental
Schedule
Of Non-Cash
Investing
Activities:

Conversion of debt to equity                                            $10,099,852

                         The  accompanying  notes  are an  integral  part of the consolidated financial statements.


             Lexington Global Asset Managers, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Lexington Global Asset Managers, Inc. (the "Company") serves as a holding company for the following asset management subsidiaries (collectively referred to as the "Subsidiaries"): Lexington Management Corporation (100% owned), Lexington Funds Distributor, Inc. (100% owned), Market Systems Research Advisors Inc. (65% owned) and Piedmont Asset Advisors (51% owned). The Subsidiaries are engaged in the management, distribution, and administrative services for the Lexington Family of Funds ("Funds") and for its institutional and private clients. Lexington Management Corporation ("LMC") and Market Systems Research Advisors Inc., ("MSR") are registered investment advisors under the Investment Advisers Act of 1940, as amended. In addition, Lexington Funds Distributor ("LFD") is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is therefore subject to various NASD regulations, including net capital requirements.

On September 30, 1996, the Company sold four of its California subsidiaries: Lexington Capital Management Associates, Inc. ("LCMA"), LCM
Financial Services Inc. ("LFSI"), Lexington Plan Administrators ("LPA"), and LCMI Insurance Services ("LCMII"), to a company formed by the CEO of the subsidiaries and the U.S. unit of London Pacific Group Limited, Berkeley (USA) Holdings Limited. On December 31, 1996, Lexington Capital Management ("LCM") was merged into LMC.

2. Basis of Presentation and Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiaries. All material intercompany transactions and accounts have been eliminated.

Revenue Recognition

Investment management and advisory fees are recorded as income for the period in which the services are performed. Commissions related to security transactions are accrued on the trade date.

Receivables

Included in 1995 other receivables is a note receivable from an employee of one of the divested subsidiaries of approximately $195,000 which was forgiven in l996.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost. Equipment and furniture are depreciated on a straight-line basis over their estimated useful lives ranging from five to twelve years. Leasehold improvements are amortized on a straight-line basis over the remaining lease term.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," effective for financial statements for fiscal years beginning after December 15, 1995. SFAS 123 required the Company to adopt, at its election, either: 1) the provisions in SFAS 123 which require the recognition of compensation expense employee stock-based compensation plans; or 2) the provisions in SFAS 123 which require the pro forma disclosure of net income and earnings per share as if the recognition provisions of SFAS 123 had been adopted. SFAS 123 explicitly provides that employers may continue to account for their employee stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The company adopted the disclosure requirements of SFAS 123 effective January 1, 1996 and continues to account for its employee stock-based compensation plans under APB 25. Accordingly, the adoption of SFAS 123 had no impact on the Company's financial position or results of operations. Had compensation cost for the Company's stock option program been recognized based on the fair value at the grant date consistent with the recognition provisions of SFAS 123, the impact on the Company's net income and earnings per share would not have been material. However, since the options vest over four years and additional awards could be made in future years, the effects of applying SFAS 123 in 1996 are not likely to be representative of the effects on reported net income and earnings per share for future years.

Employee  and Retiree  Benefit  Plans

Certain subsidiaries sponsor various benefit plans including a 401(k) savings plan and a defined benefit pension plan covering substantially all employees.

The Subsidiaries also provide retired employees the option of continuing health and life insurance benefits through various welfare benefit plans in which the retiree shares in the cost.

See Note 9 for further information on these employee and retiree benefit plans.

Income  Taxes

The Company and its wholly owned subsidiaries are included in the consolidated federal income tax return filed by the Company. For financial statement purposes, federal income taxes are computed on a separate-return basis. Deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

See Note 10 for further information.

3. Investments

Cash Equivalents

Cash equivalents consist of highly liquid investments. At December 31, 1996 and 1995, cash equivalents consist primarily of investments in Lexington Money Market Trust, recorded at market value (which approximates cost).

Marketable Securities

Marketable securities are carried at market value and, at December 31, 1996 consist of investments in eight of the Funds: Lexington Global Fund, Lexington Natural Resources Trust, Lexington Ramirez Global Income Fund, Lexington International Fund, Lexington Emerging Markets Fund, Lexington Crosby Small Cap Asia Growth Fund, Lexington SmallCap Value Fund, and Lexington Troika Dialog Russia Fund. The cost of these securities was $1,060,788. At December 31, 1995, marketable securities consisted of investments in seven of the Funds: Lexington Global Fund, Lexington Natural Resources Trust, Lexington Ramirez Global Income Fund, Lexington International Fund, Lexington Emerging Markets Fund, Lexington Crosby Small Cap Asia Growth Fund and Lexington SmallCap Value Fund. The cost of these securities was $892,288. The market value of these securities is determined by multiplying the number of shares held in each Fund by its respective net asset value as published daily in major newspapers.

Unrealized appreciation (depreciation) arises from the difference between the cost and market value of investments and is recognized in operations currently.

4. Regulatory Requirements

The broker/dealer subsidiary is subject to rules and regulations of the Securities and Exchange Commission which require maintenance of minimum net capital and reserve accounts. At December 31, 1996, the amount of net capital required for the subsidiary pursuant to such rules and regulations was $5,000. The net capital of the broker/dealer subsidiary which met all requirements aggregated $300,565 at December 31, 1996.

5. Intangible Assets

Intangible assets include goodwill, which represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over forty years. The goodwill arising from the original acquisition of the LMC business by Piedmont Management Company ("Piedmont") in 1969 has been recorded on the books of the Company.

Accumulated amortization of goodwill amounted to approximately $452,000 and $436,000 at December 31, l996 and l995, respectively.

6. Commitments and Contingencies

The Subsidiaries lease administrative offices under noncancellable operating leases. The future minimum lease payments are follows:

1997                                         $ 571,000
1998                                           586,000
1999                                           611,000
2000                                           578,000
2001                                           578,000
Later Years                                    964,000
                                               -------
                                            $3,888,000
                                            ==========
Rent expense was approximately $941,000 in 1996; $1,140,000 in 1995; and $944,000 in 1994.

7. Common and Preferred Stock

On December 13, 1995, the Company was recapitalized by adoption of restated articles of incorporation authorizing 15,000,000 shares of common stock. Piedmont distributed all of the Company's outstanding common stock as a dividend to the holders of Piedmont common stock, on a one for one basis for each outstanding share of Piedmont common stock. The accompanying consolidated financial statements of the Company have been retroactively reclassified to give effect to the recapitalization.

The Company has 5,000,000 shares of preferred stock, $.01 par value authorized; no shares are issued and outstanding.

8. Incentive Plan

The Company has reserved 750,000 shares of common stock for issuance to key employees under the Long Term Incentive Plan established in 1995. The plan provides for the granting of stock options, stock appreciation rights and other stock-based performance awards to employees. During 1995, 180,000 stock options were granted, all at an exercise price of $4.75, the fair market value at date of grant. No options were exercised or expired in 1996 and 1995, and 45,000 were exercisable at December 31, 1996. No grants were made in 1996.

9. Employee and Retiree Benefit Plans

Effective with the December 13, 1995 Spin-off of 100% of the Common Stock of the Company being distributed to Piedmont Management stockholders, LMC has assumed the sponsorship of certain of Piedmont's employee benefit plans and their related trusts and insurance contracts, and is solely responsible for all liabilities and obligations under such plans. In addition, in exchange for payment from Piedmont of approximately $740,000, LMC has assumed certain of Piedmont's obligations to provide continuing medical and dental coverage to certain of Piedmont's and The Reinsurance Corporation of New York's ("RECO") employees, and retirement and postretirement medical and life insurance to former RECO employees.

Savings Plan

LMC's and MSR's employees participate in the 401(k) savings plan sponsored by LMC. The savings plan provides for voluntary participant contributions which may not exceed 10% of each participant's annual salary. Additionally, for each participant's voluntary contribution not exceeding 6% of the participant's annual salary, LMC and MSR contribute an amount equal to 50% of the individual participant's contribution.

LMC's and MSR's contributions fully vest to employees at the end of five years. The annual amounts contributed by LMC and MSR to the Plan were $114,409 in 1996; $88,395 in 1995; and $84,274 in 1994.

Retirement  Plan

LMC sponsors a defined benefit plan which is part of a master trust. The funding policy for the plan is to annually contribute the statutory required minimum amount as actuarially determined. The net periodic pension cost determined under Statement of Financial Accounting Standards No. 87 was $127,464 in 1996; $141,770 in 1995; and $171,700 in 1994. The funded status and net pension liability for the Master Trust is provided in the table below.

                                                  Years ended December 31,
                                                       1996        1995
                                                       ----        ----
Actuarial present value of benefit obligations:
Vested                                            $4,851,900   $4,224,900
Non-vested                                           127,600      194,000
                                                     -------      -------
Accumulated benefit obligation                    $4,979,500    4,418,900
                                                  ==========   ==========
Projected benefit obligation                       5,603,100    5,504,400
Plan assets at fair value                          4,848,000    4,475,200
Plan assets less than projected benefit obligation  (755,100)  (1,029,200)
Unrecognized prior service cost                       60,600       66,400
Unrecognized net loss                                191,300      422,700
Unrecognized net asset                              (216,100)    (252,600)
                                                    --------     --------
Net pension liability                             $ (719,300)   $(792,700)
                                                  ==========    =========
The development of the foregoing projected benefit obligations was based upon a discount rate of 7.5% in 1996 and 7.25% in 1995; a 6% average rate of increase in employee compensation was used for each year. The expected long-term rate of return on assets was 10%. Plan assets are invested primarily in bonds, stocks, short-term securities and cash equivalents.

LMC also maintains non-qualified supplemental benefit plans for certain employees. These plans replace the portion of benefits that exceed the limitations established by the Internal Revenue Code for tax qualified benefit plans. The amount charged to expense relating to these plans was approximately $116,600 in 1996; $51,600 in 1995; and $37,200 in 1994.

Postretirement  Employee  Benefits

Certain of the Subsidiaries provide retired employees the option of life and medical insurance benefits.

As of January 1, 1992, the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," were adopted. The Company elected the prospective transition approach and is amortizing the transition obligation over a 20-year period.

Net periodic postretirement benefit costs for 1996 and 1995 included the following components:
                                                        1996             1995
                                                        ----             ----
Service cost                                          $ 76,000        $ 47,000
Interest cost                                           96,000          53,000
Amortization of transition obligation over 20 years     29,000          27,000
                                                        ------          ------
Net periodic postretirement benefit cost              $201,000        $127,000
                                                      ========        ========

The accumulated unfunded postretirement benefit obligation for the Company is provided in the table below. The Company has accrued its estimated portion of the unfunded postretirement benefit obligation (approximately $427,700 in 1996 and $282,000 in 1995).
                                        Years ended
                                        December 31,
                                     1996         1995
                                     ----         ----
Retirees                          $ 735,000     $ 804,000
Eligible active participants         89,000         7,000
Other active participants           592,000       374,000
                                    -------       -------
Total                            $1,416,000    $1,185,000
                                 ==========    ==========

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1996 and 7.25% in 1995. The assumed health care cost trend rate was 7.5% in each year. If the assumptions used in developing the health care cost trend rate in each of the last two years were increased by 1%, the effect on the accumulated postretirement benefit obligation would not be material.

10. Income Taxes

A reconciliation of income tax expense computed at the U.S. statutory rate to the effective rate reflected in the consolidated financial statements follows:
                                                  Years ended
                                                  December 31,
                                         1996         1995           1994
                                         ----         ----           ----
Expected tax rate                       34.00%       34.00%         34.00%
State and local taxes                    6.50        (3.50)         10.50
Other                                   (5.78)         .01          (4.10)
                                        -----        -----          -----
Effective tax rate                      34.72%       30.51%         40.40%
                                        =====        =====          =====

The tax effects of temporary differences that give rise to the net deferred tax assets at December 31, 1996 and 1995 are as follows:

                                                  1996            1995
                                                  ----            ----
Deferred tax asset:
Net operating loss carryforwards              $2,203,641       $2,172,003
Deferred compensation                            565,587          452,217
Retirement and postretirement                    500,880          365,763
Other                                                             169,397
                                                --------          -------
Total deferred tax asset                       3,270,108        3,159,380
                                               =========        =========
Deferred tax liability:
Deferred state taxes                             (93,302)         (90,154)
Other                                            (44,964)         (20,943)
                                                 -------          -------
Total deferred tax liability                    (138,266)        (111,097)
                                                --------         --------
Net deferred tax asset                        $3,131,842       $3,048,283
                                              ==========       ==========
The Company believes it is more likely than not that the Company will generate future taxable income to realize the benefits of the net deferred tax asset. Accordingly, the Company has not provided a valuation allowance. The amount ultimately realized, however, could be reduced if actual amounts of future taxable income are reduced.

The Company has net operating loss carryforwards of approximately $6,303,026 which are available to offset future taxable income which expire over the period 1998 through 2008.

11. Debt

Prior to the Spin-off of the Company from Piedmont, $10,099,852 owed to Piedmont and its subsidiary by certain subsidiaries of the Company were converted from debt to equity of those subsidiaries.

As of  December  31, 1996 there were no  capitalized  lease  obligations.  As of
December  31,  1995  amounts  due  on   capitalized   lease   obligations   were
approximately $157,000 due September 1999.

12. Subsequent Event (Unaudited)

On March 7, 1997, the Company announced a share repurchase program of up to 750,000 shares. Repurchases will be made from time to time in the open market or through privately negotiated transactions at market prices. The stock repurchase plan approved on March 6, 1997 has a term of three years.

13. Quarterly Financial Data (Unaudited)

The unaudited quarterly financial data for 1996 and 1995 follows:
                                    First           Second            Third           Fourth
                                   Quarter          Quarter          Quarter          Quarter
                                   -------          -------          -------          -------
1996
----
Results of Operations:
Total revenues                    $5,717,300       $5,606,059       $5,565,017      $3,922,925
Total expenses                     4,955,313        4,855,620        4,832,825       3,039,824
Provision for taxes                  206,807          335,985          580,875         146,508
Net income                           543,940          396,835          789,326         744,551
Net income per share                   $0.10            $0.07            $0.14           $0.14

Common stock price range:
High                                  $4.906            $6.50            $5.50          $7.313
Low                                   $3.625            $4.375           $4.25          $5.00

1995
----
Results of Operations:
Total revenues                    $5,218,727       $5,347,927       $5,440,059      $5,279,403
Total expenses                     4,261,104        4,513,279        4,890,031       5,300,215
Provision for taxes                  447,094          311,691          122,234        (181,203)
Net income                           510,528          519,104          404,651         144,374
Net income per share                   $0.09            $0.10            $0.07           $0.03

Common stock price range:
High                                     N/A              N/A              N/A           $5.00
Low                                      N/A              N/A              N/A           $4.625

             Lexington Global Asset Managers, Inc. and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lexington Global Asset Managers, Inc.:

We have audited the consolidated statements of financial condition of Lexington Global Asset Managers, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lexington Global Asset Managers, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
New York, New York
February 19, 1997


                      Lexington Global Asset Managers, Inc.
                               CORPORATE DIRECTORY
OFFICERS AND DIRECTORS

Officers
--------

Stuart Smith Richardson
Chairman of the Board

Lunsford Richardson, Jr.
Vice Chairman of the Board

Robert M. DeMichele
President
Chief Executive Officer

Richard M. Hisey
Executive Vice President
Chief Financial Officer

Lawrence Kantor
Executive Vice President
General Manager - Mutual Funds

Lisa Curcio
Secretary

Directors
---------

Sion A. Boney, III
President, Bristol-Myers Products

Robert M. DeMichele
President
Lexington Global Asset Managers, Inc.

Haynes G. Griffin
Chairman
Vanguard Cellular Systems, Inc.

William R. Miller
Retired

L. Richardson Preyer
Retired

Lunsford Richardson, Jr.
Vice Chairman
Lexington Global Asset Managers, Inc.

Peter L. Richardson
President
Smith Richardson Foundation, Inc.

Stuart Smith Richardson
Chairman
Lexington Global Asset Managers, Inc.

Carl H. Tiedemann
General Partner
Tiedemann Boltres Partners

Marion A. Woodbury
Retired


PRINCIPAL OFFICERS OF SUBSIDIARY COMPANIES

Lexington Management Corporation
--------------------------------

Robert M. DeMichele
Chairman of the Board
Chief Executive Officer

Richard M. Hisey
Managing Director
and Chief Financial Officer

Lawrence Kantor
Managing Director
and Executive Vice President

Lisa Curcio
Senior Vice President and Secretary
Compliance Officer

Denis Jamison
Senior Vice President
Director of Fixed Income Investment Strategy

Richard J. Lavery
Senior Vice President
Mutual Fund Operations and Sales

Richard Saler
Senior Vice President
Director of International Equity Investment Strategy

Alan Wapnick
Senior Vice President
Director of Domestic Equity Investment Strategy

Market Systems Research Advisors, Inc.
--------------------------------------

Robert M. DeMichele
Chairman of the Board

Frank A. Peluso
President

Richard M. Hisey
Chief Financial Officer


                      Lexington Global Asset Managers, Inc.
                            CORPORATE AND STOCKHOLDER
                                   INFORMATION
Executive Offices

Lexington Global Asset Managers, Inc.
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Principal Subsidiaries

Lexington Management Corporation
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Lexington Funds Distributor, Inc.
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Market Systems Research Advisors, Inc.
80 Maiden Lane
New York, New York 10038


Stockholder Information

The common stock of Lexington is traded on the NASDAQ National Market System under the Symbol LGAM. As of December 31, 1996 there were 671 holders of record of Common Stock. As of March 1, 1997 there were 668 holders of record of Common Stock.

Stock Transfer Agent and Registrar

First Chicago Trust Company of New York
Stock Transfer Division
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone Response Center: (201) 324-0498

Annual Meeting

The 1996 Annual Meeting of stockholders of Lexington will be held at 9:15 A.M. Thursday May 15, 1997 at the Executive Offices of the Company.

Stockholder Requests/Form 10-K

For information or assistance regarding your share-holdings, as well as to receive, without charge, a copy of Form 10-K filed with the Securities and Exchange Commission, please address your request to:
    Richard M. Hisey
    Lexington Global Asset Managers, Inc.
    Park 80 West Plaza Two
    Saddle Brook, New Jersey 07663

Independent Accountants

/s/ Coopers & Lybrand L.L.P.
----------------------------
Coopers & Lybrand L.L.P.
1301 Avenue of the Americas
New York, New York 10019